Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, MN 55402-3232
612 758 5200 phone
612 7585201 fax
www.fairisaac.com
March 1, 2006

U.S. Securities and Exchange Commission	BY EDGAR AND OVERNIGHT DELIVERY
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Linda van Doorn
Senior Assistant Chief Accountant

Re:	Fair Isaac Corporation
Form 10-K for the Fiscal Year Ended September 30, 2005
File No. 1-11689

Ladies and Gentlemen:
     On behalf of Fair Isaac Corporation (“Fair Isaac”), I am pleased to submit this response to the comment of the Staff on the above-referenced Form 10-K, as set forth in Ms. van Doorn’s letter to me dated February 15, 2006.
     If appropriate, it is our understanding that we will need to consider this comment, and incorporate appropriate disclosure, in our future reports on Forms 10-Q and 10-K. For convenience, the Staff’s numbered comment is set forth below, followed by Fair Isaac’s response.
     Fair Isaac hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Fair Isaac may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To assist the staff in reviewing this letter, we will separately deliver to Ms. van Doorn and Mr. Demarest, by overnight mail, a copy of this letter.
Note 19. Contingencies
1.	Comment: For each of the identified matters, please clarify to us your assessment of the matter in accordance with SFAS 5. If it is reasonably possible that a loss has incurred, clarify what consideration you gave to the disclosure requirements of paragraph 10 of SFAS 5.
Response: With respect to each matter identified in Note 19, Fair Isaac undertook the assessment required by paragraph 8 of SFAS 5 in order to determine if an accrual by a charge to income was required for such matter. For each matter, Fair

U.S. Securities and Exchange Commission
March 1, 2006

Isaac determined that the standard set forth in paragraph 8 had not been satisfied because it was not probable that a liability had been incurred.
After determining that accruals were not required for the matters described in Note 19, Fair Isaac then analyzed whether disclosure of such matters was required by paragraph 10 of SFAS 5.
With respect to the matters described in Note 19 under the heading “Customer Claims,” Fair Isaac determined that there was a reasonable possibility that a loss may have occurred and further determined that an estimate could not be made of the possible loss or range of loss. Fair Isaac then determined that disclosure was required of these matters pursuant to paragraph 10 of SFAS 5 and included appropriate disclosure in Note 19. This disclosure included a statement regarding the amount of damages being claimed by the plaintiffs in these matters. Fair Isaac continues to believe that the claims in these lawsuits are without merit and intends to contest them vigorously.
With respect to the matters described under the heading “Putative Consumer Class Action Lawsuits,” Fair Isaac determined that there was a reasonable possibility that a loss may have occurred. With respect to these matters, it is not possible to estimate the possible loss or range of loss because neither matter has advanced to a stage where Fair Isaac can make this estimate and the plaintiffs in each matter are seeking unspecified damages. Fair Isaac continues to believe that the claims in these lawsuits are without merit and intends to contest them vigorously.
With respect to the matter described under the heading “Braun Consulting, Inc.,” Fair Isaac believes that it will not be liable for any amount with respect to this matter, and, therefore, does not believe that disclosure is required by paragraph 10 of SFAS 5. Although it was not required to do so by SFAS 5, Fair Isaac opted to carry disclosure of this matter forward from the disclosure made in the public filings of Braun Consulting, Inc., which was acquired by Fair Isaac in November 2004. Fair Isaac made this decision in order to provide consistent disclosure to investors with respect to this matter over time.
Fair Isaac will continue to update its contingency disclosure in each subsequently filed Forms 10-K and 10-Q based on future developments in its ongoing legal matters.

U.S. Securities and Exchange Commission
March 1, 2006

     If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 758-5249 or Michael Pung at (612) 758-5603. My fax number is (612) 758-5201.

Sincerely,

Charles M. Osborne
Vice President and Chief Financial Officer

cc:	William Demarest, Securities and Exchange Commission
Cliff Hoffman, Deloitte & Touche LLP
Michael J. Pung, Fair Isaac Corporation
W. Morgan Burns, Faegre & Benson LLP